[redacted]

14047998

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47499

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Aviva Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

841 Apollo St. Suite 150
(No. and Street)

El Segundo	CA	90245
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Markunas 310-698-4475
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *of individual, state last, first, middle name*)

699 Walnut Street, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays **a currently valid OMB control number.**

Oath of Affirmation

I, Michael Markunas, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary information pertaining to the firm of Aviva Securities, LLC as of December 31, 2013, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael Markunas
President and Chief Compliance Officer
Aviva Securities, LLC

Notary Public

This report contains:

(X) (a) Facing page
(X) (b) Statement of Financial Condition
(X) (c) Statement of Income
(X) (d) Statement of Cash Flows
(X) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
(X) (n) Report of Independent Auditors on Internal Control Required by Rule 17a-5

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

~~1~~
~~2~~
~~3~~
~~4~~
~~5~~
~~6~~

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 26th (Date) day of February (Month), 20 14 (Year), by

(1) Michael Markman (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ~~(,)~~

~~(and~~

~~(2)~~ ____________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature] (Signature of Notary Public)

MICHAEL ROBLES JR.
Commission # 1999629
Notary Public - California
Los Angeles County
My Comm. Expires Dec 1, 2016

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

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Further Description of Any Attached Document

Title or Type of Document: Aaris Securities LLC Financial Statement

Document Date: 12/31/13 Number of Pages: —

Signer(s) Other Than Named Above: None

Aviva Securities, LLC
Index
December 31, 2013

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Independent Auditor's Report

The Board of Directors and Management
Aviva Securities, LLC

We have audited the accompanying financial statements of Aviva Securities, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aviva Securities, LLC at December 31, 2013, and the results of its operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, Hub Tower, 699 Walnut Street, Des Moines, Iowa 50309
T: (515) 246-3800, F: (515) 246-3811; www.pwc.com/us

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Emphasis of Matter

As discussed in Note 1 and Note 5 to the financial statements, the Company has entered into significant related party transactions with Aviva Life and Annuity Company and Aviva Investors North America, Inc. which was assumed by Athene Asset Management upon acquisition of Aviva USA by Athene Holding Ltd.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2014

PricewaterhouseCoopers LLP, Hub Tower, 699 Walnut Street, Des Moines, Iowa 50309
T: (515) 246-3800, F: (515) 246-3811; www.pwc.com/us

Aviva Securities, LLC
Statement of Financial Condition
December 31, 2013

		2013
Assets		
Cash and cash equivalents	$	2,855,097
Fixed maturity securities, at fair value (amortized cost of $4,224,532)		4,598,261
Other assets		34,217
Total assets	$	7,487,575
Liabilities and stockholder's equity		
Amounts due to affiliate		14,585
Total liabilities	$	14,585
Stockholder's equity		
Common stock, no par value		
Authorized, issued, and outstanding – 100 shares		5,000
Additional paid-in capital		9,243,366
Accumulated deficit		(1,775,376)
Total stockholder's equity		7,472,990
Total liabilities and stockholder's equity	$	7,487,575

The accompanying notes are an integral part of these financial statements.

Aviva Securities, LLC
Statement of Income
December 31, 2013

		2013
Revenues		
Commission revenue	$	98,782
Concession revenue		6,080
Interest income		230,464
Total revenue		335,326
Expenses		
Realized and unrealized losses on investments		142,015
Commission expense		98,782
Salaries and facilities		48,600
FINRA fee		18,661
Other operating		4,324
Total expenses		312,382
Net income	$	22,944

The accompanying notes are an integral part of these financial statements.

Aviva Securities, LLC
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2013

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2013	5,000	9,243,366	(1,798,320)	7,450,046
Net income	-	-	22,944	22,944
Balance at December 31, 2013	$ 5,000	$ 9,243,366	$ (1,775,376)	$ 7,472,990

The accompanying notes are an integral part of these financial statements.

Aviva Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2013

		2013
Operating activities		
Net income	$	22,944
Adjustment to reconcile net income to net cash provided by operating activities		
Realized and unrealized losses on investments		142,015
Accretion of bond discount		(4,746)
Change in:		
Other assets		135
Amounts due to/from affiliates		629,724
Net cash provided by operating activities		790,072
Net increase in cash		790,072
Cash and cash equivalents at beginning of year		2,065,025
Cash and cash equivalents at end of year	$	2,855,097

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Aviva Securities, LLC (the "Company") serves as a principal underwriter/distributor for existing variable annuity insurance products. New variable annuity insurance product sales were discontinued in 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority.

On October 2, 2013, the Company's ultimate parent, Aviva USA Corporation was sold to Athene Holding Ltd., a Bermuda exempted company. Aviva USA was previously owned by Aviva plc, a company organized under the laws of England and Wales. Aviva USA has been renamed to Athene USA.

Recent Accounting Pronouncements

In December 2011, the FASB issued ASU No. 2011-11, "Balance Sheet (Topic 210) — Disclosures about Offsetting Assets and Liabilities." ASU No. 2011-11, as amended by ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities," requires disclosure of the effect or potential effect of offsetting arrangements on the firm's financial position as well as enhanced disclosure of the rights of setoff associated with the firm's recognized derivative instruments, resale and repurchase agreements, and securities borrowing and lending transactions. ASU No. 2011-11 was effective for periods beginning on or after January 1, 2013. Since these amended principles require only additional disclosures concerning offsetting and related arrangements, adoption did not affect the firm's financial condition, results of operations or cash flows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Fixed Maturity Securities

The Company carries fixed maturity securities at fair value on its statement of financial condition, classified as trading securities. Unrealized gains and losses in fair value from period to period, as well as realized gains and losses on disposals, are reported as realized and unrealized gains on investments within the Statement of Income.

Broker Dealer Commission Revenue and Expense

Aviva Life and Annuity Company ("ALAC") pays commission expenses to third-party broker dealers on behalf of the Company. Based on the amount of payments made by ALAC, the Company records broker dealer commission revenue and offsetting broker dealer commission expense to reflect the receipt and payment of these amounts on its behalf.

Concession Revenue
Concession revenue is earned and recognized by the Company as the variable annuity premiums are recognized by ALAC. Concession revenue is calculated by taking a specific percentage of all ALAC variable annuity premiums and represents compensation for policy administration.

Income Taxes
The Company is disregarded as a separate taxable entity. Consequently, liability for income tax expense is the responsibility of the Company's owner.

2. Investments

The Company's fixed maturity securities at December 31, 2013, consisted of corporate bonds with amortized cost of $4,224,532, gross unrealized gains of $373,729, and fair value of $4,598,261. The amortized cost and fair value of the securities at December 31, 2013 are summarized by stated maturity as follows:

	2013	
	Amortized Cost	Fair Value
Due in 1-5 years	$ 4,224,532	$ 4,598,261

There were no purchases or sales of any securities during the year.

3. Fair Value

ASC 820, *Fair Value Measurements and Disclosures* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in valuing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those financial instruments measured at fair value on a recurring basis as of December 31, 2013.

Fair Value Measurements on a Recurring Basis as of December 31, 2013

	Level 1	Level 2	Level 3	Total
Fixed Maturity Securities	$ -	$ 4,598,261	$ -	$ 4,598,261

Financial instruments classified as Level 2 are valued using inputs from independent pricing services or corroborated broker quotes. At December 31, 2013, there were no financial instruments with valuation inputs classified as Level 3, nor were there assets or liabilities that were measured at fair value on a non-recurring basis. There were no transfers between levels in the fair value hierarchy during 2013.

4. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $7,163,730, which was $7,158,730 in excess of its required net capital of $5,000. The net capital rules may effectively restrict the payment of dividends.

5. Related-Party Matters

The Company had previously entered into a service agreement with Aviva Investors North America, Inc. ("AINA"), a wholly owned subsidiary of Aviva USA Corporation. In connection with the Stock Purchase Agreement of AUSA, the service agreement was assigned from AINA to Athene Asset Management LLC ("AAM"), an affiliate of the Company. Under the terms of the agreement, the Company was charged for the use of facilities, services, and personnel of its affiliates in the course of serving as a broker-dealer. Personnel costs totaling $30,400, service costs totaling $12,500, building and facility costs totaling $5,500, and supplies and printing costs totaling $200, were charged to the Company in 2013 under the terms of the agreements. These amounts have been recognized as salaries and facilities expense within the Statement of Income.

6. Subsequent Events

The Company has evaluated subsequent events through February 27, 2014, the date that these financial statements were available to be issued. Based on this evaluation, no events have occurred subsequent to December 31, 2013 that require disclosure or adjustment to the financial statements at that date or for the period then ended.

Supplemental Schedules

Aviva Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2013

Schedule I

1	Total ownership equity from statement of financial condition	$ 7,472,990
2	Deduct ownership equity not allowable for net capital	-
3	Total ownership equity qualified for net capital	7,472,990
4	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other deductions or allowable credits	-
5	Total capital and allowable subordinated liabilities	7,472,990
6	Deductions and/or charges:	
	A. Total nonallowable assets from statement of financial condition	(34,217)
7	Other additions and/or allowable credits:	
	Deferred tax on unrealized appreciation of investments	-
8	Net capital before haircuts on securities positions	7,438,773
9	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):	
	A. Contractual securities commitments	
	B. Subordinated securities borrowings	
	C. Trading and investment securities:	
	1. Bankers' acceptances, certificates of deposit, and commercial paper	
	2. U.S. and Canadian government obligations	
	3. State and municipal government obligations	
	4. Corporate obligations	
	5. Stocks and warrants	
	6. Options	
	7. Arbitrage	
	8. Other securities	232,954
	D. Undue concentration	42,089
	E. Other	
10	Net capital	$ 7,163,730

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited amended FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2013.

Computation of basic net capital requirement		
11 Minimum net capital required (6-2/3% of line 19)	$	971
12 Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13 Net capital requirement (greater of line 11 or 12)		5,000
14 Excess net capital (line 10 less 13)		7,158,730
15 Net capital less greater of 10% of line 19 or 120% of line 12	$	7,157,730
Computation of aggregate indebtedness		
16 Total A.I. liabilities from statement of financial condition	$	14,585
17 Add:		
A. Drafts for immediate credit		-
B. Market value of securities borrowed for which no equivalent value is paid or credited		-
C. Other unrecorded amounts		-
18 Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-19(c)(1)(vii))		-
19 Total aggregate indebtedness	$	14,585
20 Percentage of indebtedness to net capital (line 19 / line 10)		0%
21 Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited amended FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2013.

Aviva Securities, LLC

Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3of the Securities and Exchange Commission

December 31, 2013 **Schedule II**

Exemptive Provision

Aviva Securities, LLC claims exemption under Section (k)(2)(i) of Rule 15c3-3.

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Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Management
Aviva Securities, LLC

In planning and performing our audit of the financial statements of Aviva Securities, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, Hub Tower, 699 Walnut Street, Des Moines, Iowa 50309
T: (515) 246-3800, F: (515) 246-3811; www.pwc.com/us

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2014

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Report of Independent Accountants

The Board of Directors and Management
Aviva Securities, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Aviva Securities, LLC (the "Company") for the year ended December 31, 2013, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2013. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entry, as follows: compared a check request dated February 27, 2014 in the amount of $221 prepared by Michael Markunas, Assistant Director of Compliance noting no differences. We reviewed the check request as the payment of the $221 assessment had not been paid to SIPC prior to the completion of our work. Therefore, we did not compare the amount to the cash disbursement records.
2. Compared the Total Revenue amount of $335,326 reported on page 4 of the audited Form X-17A-5 for the year ended December 31, 2013 to the Total revenue amount of $193,311 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2013. Based on our review we noted a difference of $142,015. This difference relates to unrealized losses on trading fixed maturity securities recognized during the year.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
   a. Compared deductions on line 2c (1), revenues from commission and concession income of $104,862 to Focus Reports and supporting documents provided by Marie Ott, Senior Accountant Financial Reporting. We agreed the supporting documents our audited work papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $88,449 and $221, respectively of the Form SIPC-7. Based on our recalculation, no differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable

instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Aviva Securities, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2014

pwc

Aviva Securities, LLC

Financial Statements and
Supplementary Information
Pursuant to Rule 17a-5 of the Securities
Exchange Act of 1934
December 31, 2013

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